

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2023

Surendra Ajjarapu
Chief Executive Officer
OceanTech Acquisitions I Corp.
515 Madison Avenue, Suite 8133
New York, New York 10022

   Re: OceanTech Acquisitions I Corp.
     Amendment No. 1 Registration Statement on Form S-4
     Filed September 13, 2023
     File No. 333-273186

Dear Surendra Ajjarapu:

  We have reviewed your amended registration statement and have the following comment(s).

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 7, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-4 filed September 13, 2023

Questions and Answers about the Business Combination and the Special Meeting
Q: What percentage of the Post-Closing Company will be owned by OTEC stockholders who elect not to redeem their shares?, page 23

1. We note your response to comment 3 and reissue the comment in part. Please revise your second table to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders on a fully diluted basis. In addition, we note your disclosure that the calculation of "Total Equity Value Post-Redemptions" used the OTEC common stock closing price of $11.13 per share. Please amend your disclosure to clarify how you calculated "Total Equity Value," given that the total equity value should represent the value of the post-business combination company. Also, in an appropriate place in your filing, revise to discuss the key differences between the calculation of the pro forma equity valuation of $133,874,841 and the total equity value post-redemption for

the post-closing company of $130,709,373, disclosed here and on page 38. Make conforming changes, as applicable, to your discussion of the calculation of Total Equity Value Post-Redemptions in your pro forma disclosures, including a discussion of how you arrived at this valuation and relevant assumptions.

2.   We note your response to comment 5 and reissue the comment in part. Please also clearly disclose the ownership percentages of the OTEC Public Stockholders and Regentis Stockholders on a fully diluted basis for each of the redemption scenarios disclosed in the second table on page 23.

Q: What interests do the Sponsor and the current officers and directors of OTEC have in the Business Combination?, page 27

3.   We note your response to comment 8 and reissue the comment. Please revise your disclosure to clarify how the Board considered these conflicts in negotiating and recommending the business combination.

Proposal One - The Business Combination Proposal
Background to the Business Combination, page 129

4.   We note your response to comment 16 and your revised disclosure on page 133 and we reissue the comment. In this regard, we note that the Background section as written continues to discuss in general terms the topical areas discussed by the parties during the four months of negotiations and some of the final terms they mutually agreed upon, but does so without describing how those terms evolved during the course of the negotiations. Please revise the Background section to provide additional detail describing the negotiations concerning key aspects of the business combination and related transactions, including, without limitation, the scope and valuation of Regentis' business, including as negotiated through the three rounds of discussions between the parties; the merger consideration and the structure of the transaction, including the negotiation of ancillary agreements such as the Sponsor Support Agreement, pursuant to which the Sponsor has a contingent right to received the Earnout Shares; the negotiation and marketing processes for any PIPE transaction; and negotiations related to the minimum cash condition. Your disclosure should describe each proposal (preliminary or otherwise) and counterproposal concerning material transaction terms made between February 4, 2023 and May 2, 2023, the identity of the proposing party, the relevant positions of each party, and how the parties arrived on final terms.

5.   We note your response to comment 17 and reissue the comment in part. Please clearly identify the targets to which you delivered, and also those with which you executed, non-binding offers. In your disclosure, identify to which of companies A through P you delivered non-binding offers. Furthermore, you disclose that you executed four NBOs, including an NBO executed by OTEC and Majic Wheels. Please revise to clearly state when and with whom the other NBOs were executed and for each executed NBO, please ensure you discuss the due diligence that was conducted, including whether potential

targets submitted information about products or product candidates, financial statements, etc. and explain the reason why you did not pursue business combinations with each.

6. We note your response to comment 20 and reissue the comment in part. Please revise your disclosure here to discuss how the Initial Sponsor and the Sponsor were introduced, any negotiations that took place concerning material terms of the sale, including the aggregate consideration of $1.00, and the board's reasons for which it approved the sale. Please also file the Purchase Agreement as an exhibit, or, in the alternative, please tell us why you believe that you are not required to file the agreement. Refer to Item 601(b)(10) of Regulation S-K.

7. We note your response to comment 24 and your revised disclosure on page 132. Please revise to provide the Board's basis for its determination that Maxim's role in Business Combination was not material with regard to conflict of interest.

8. We note your disclosure that the Board received an initial draft of the fairness opinion on April 28, 2023. Given this timing, please clarify what the parties were discussing on April 19, 2023 regarding the initial draft of the fairness opinion.

Unaudited Prospective Financial Information of Regentis, page 138

9. We note your response to comment 25 and your revisions throughout this section, including that your table summarizes the "material elements of the projections provided by management of Regentis to OTEC." Please revise to provide the complete projections that were provided to OTEC including all elements of the projections.

10. We note your response to comment 26 and your revised disclosure on pages 138-140. Please revise to also disclose any specific assumptions related to material macroeconomic factors, such as low interest rates, and to state whether specific market and industry conditions were assumed, such as whether the assumptions include the possibility of new market entrants and meaningful competition within the target markets and industries.

Opinion of the Mentor Group, Inc., page 142

11. We note your revised disclosure and response to comment 27 and reissue the comment in part. Please revise your disclosure to address the following with respect to Mentor's methodology and calculations:

- Please clearly define debt-free cash flow as used here by Mentor and discuss how it was calculated using the forecasts provided by Regentis.

- We note the letter provided by Mentor including the companies reviewed by Mentor and the business of those companies. Please revise your disclosure to provide additional detail describing how Mentor selected the relevant transactions, including the criteria on which it determined to include those transactions in its analysis. Please also clarify what the "certain respects" of these companies' operations are that

Mentor considered similar to those of Regentis.

- With respect to the additional detail you have provided regarding Mentor's regression analyses of MVIC versus revenue, please revise your disclosure to include this discussion.

OTEC's Business
Corporate Opportunities, page 189

12.   We note your response to comment 9 and revised disclosure here. Please also revise your Risk Factors and your discussion of your director's and officer's interests in the business combination to address the potential risk to shareholders arising from your charter's waiver of the corporate opportunities doctrine.

Regentis' Business, page 199

13.   We note your response to comment 30 and that you have filed these documents as exhibits 10.14, 10.15, and 10.16. We also note that Exhibit E to Exhibit 10.14, which appears to be the Supply Agreement, as well as Exhibit A to Exhibit 10.15, which appears to be the Quality Agreement, are not included with the exhibits. Additionally, Exhibits 10.14 and 10.15 do not appear to be executed versions of these agreements. Please refile executed versions of these agreements including all exhibits to the agreements. We also note that the Data Agreement with TiGenix NV filed as Exhibit 10.16 is not in a text-searchable format. Please ensure each exhibit is in the proper text-searchable format. See Rule 301 of Regulation S-T.

OTEC Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 220

14.   We note your response to comment 31. We also note your disclosure on page 11 that such extension payment would be a "deposit by the Sponsor or its designees into the Trust Account." Please revise your disclosure to clarify that the Company, as designee of the Sponsor, deposited the funds into the Trust Account, and clearly state, as you do in your response, that the Sponsor funded the extension payments.

Underwriting Agreement and Amendment, page 224

15.   We note your response to comment 33 and reissue the comment in part. Please amend your filing to describe the "certain issues and concerns that have arisen between Maxim and the Company."

Regentis Executive Compensation
Engagement Agreements with Executive Officer , page 234

16.   We note your response to comment 38 and that you have filed engagement agreements as Exhibits 10.17, 10.18 and 10.19. We further note that Exhibit 10.17 refers to the

disclosure regarding the Executive Chairman Compensation Arrangement on page 255. We also note that the agreements with Shimony and Mr. Noam Band are not executed versions of these agreements. Finally, it does not appear that you have filed as an exhibit an engagement agreement with Dr. Eli Hazum. Please file executed versions of your engagement agreements with Dr. Ehud Geller, Dr. Eli Hazum, Shimony and Mr. Noam Band or, in the alternative, please tell us why you believe that you are not required to file the agreements. See Item 601(b)(10) of Regulation S-K.

Unaudited Pro Forma Condensed Combined Financial Statements, page 237

17.   Revise to highlight in the introduction to the pro forma financial information that as currently presented in the amended Form S-4, the Transactions would not close under each scenario, as indicated in your response to prior comment 40.

18.   Please tell us where the adjustment for footnote 22 is included in the pro forma financial statements. If there is no adjustment, consider including this disclosure as a note rather than as a footnote to the pro forma financial information.

Material U.S. Federal Income Tax Considerations, page 261

19.   We note your revised disclosure here as well as the tax opinion filed as Exhibit 8.1. We further note that the opinion of counsel with respect to the tax treatment of redeeming shareholders "will depend on whether the redemption qualifies as a sale of stock under Section 302 of the Code." Because the opinion appears to be subject to uncertainty, please revise to (1) provide an opinion that reflects the degree of uncertainty (e.g., "should" or "more likely than not") and explains the facts or circumstances giving rise to the uncertainty, and (2) provide disclosure of the possible alternative tax consequences including risk factor and/or other appropriate disclosure setting forth the risks of uncertain tax treatment to investors. For guidance, please refer to Section III.B.4. of Staff Legal Bulletin No. 19.

Please contact Kristin Lochhead at 202-551-3664 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Ansart at 202-551-4511 or Katherine Bagley at 202-551-2545 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Andrew M. Tucker, Esq.